SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Final Amendment)*

NAME OF ISSUER:  ACORN HOLDING CORP. (FORMERLY ACORN VENTURE CAPITAL CORP.)

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  004853107000   (Formerly Cusip Number: 004907101000)

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    January 21, 1998


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: ---. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   004853107000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   0

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  0

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER

     This final Amendment relates to the Schedule 13D filed on October 19, 1995 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of shares of common stock, par value $.01 per share ("Shares") of Acorn Holding Corp., formerly Acorn Venture Capital Corporation, a corporation organized under the laws of the State of Delaware ("Acorn"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 4.  PURPOSE OF TRANSACTION.

     On January 20, 1998 Asset Value entered into an agreement with Acorn, pursuant to which Asset Value sold its 1,300,000 Shares (representing all of the Shares owned by Asset Value) for a consideration of $1,885,000. Asset Value also received $175,000 in exchange for its agreement, among other things, not to purchase additional Shares for a period of 7 years. A copy of this agreement is annexed as Exhibit D.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on January 21, 1998, Asset Value beneficially owned no Shares.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

     (c) Exhibit C annexed hereto sets forth all transactions in Shares effected by Asset Value in the sixty days preceding the date of this Statement and not previously reported, the dates of such transactions, and the per Share sales price. The transactions reported herein, unless otherwise indicated, were open market transactions effected in the over-the-counter market.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit C -  Transactions in Shares effected in the past 60 days and not previously reported.

         Exhibit D -  Agreement dated January 20, 1998.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 1998


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary

                                   EXHIBIT C

               TRANSACTIONS IN SHARES EFFECTED IN THE PAST 60 DAYS




                                NUMBER OF                PRICE
  DATE                         SHARES SOLD             PER SHARE*
--------                     ----------------          ----------
01/21/98                       1,300,000               $1.45**




*Exclusive of brokerage commissions.
**Privately negotiated transaction.


                                   EXHIBIT D


                                   AGREEMENT


     AGREEMENT, dated January 20, 1998, by and among ACORN HOLDING CORP. (formerly Acorn Venture Capital Corporation) ("Acorn"), ASSET VALUE FUND LIMITED PARTNERSHIP ("Seller") and PAUL O. KOETHER ("Koether").

     WHEREAS, Seller beneficially owns as of the date hereof 1,300,000 shares (the "Shares") of the common stock, par value $.01, of Acorn (the "Company Common Stock");

     WHEREAS, Seller desires to sell the Shares to Acorn and Acorn desires to purchase the Shares from Seller; and

     WHEREAS, in connection with the aforesaid sale of the Shares, Seller and Koether have agreed with Acorn to refrain from taking certain actions in respect of Acorn and the Company Common Stock.

     NOW, THEREFORE, for good and valuable consideration, the parties hereto agree as follows:

     1. Purchase of the Shares. Subject to the terms and conditions set forth herein, Seller agrees to sell and assign to Acorn, and Acorn agrees to purchase from Seller, at the Closing (as defined in Section 4 hereof), the Shares.

     2. Purchase Price. The aggregate purchase price (the "Purchase Price") for the Shares shall be $1,885,000 ($1.45 per Share). The Purchase Price shall be paid by Acorn to Seller at the Closing in immediately available funds.

     3. Standstill Payment. In consideration of the covenants and agreements of Seller and Koether set forth in Sections 7 and 8 hereof, at the Closing, Acorn shall pay to

Seller, in addition to the Purchase Price, the amount of $175,000 (the "Standstill Payment"), in immediately available funds.

     4. The Closing. The closing of the transactions under this Agreement (the "Closing") shall take place at the offices of Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022 on the date hereof, or at such other date and/or place as the parties shall mutually agree. At the Closing, Seller shall deliver to Acorn (i) the stock certificates representing the Shares, accompanied by stock powers duly executed in blank, with the signature(s) thereon guaranteed by a member firm of the Securities Transfer Agents Medallion Program, and (ii) any other documents that are necessary to transfer to Acorn the Shares, free and clear of all liens, claims, proxies, voting agreements, security interests, pledges, charges, options, restrictions and encumbrances of any nature whatsoever (collectively, "Liens"). Upon delivery of the stock certificates representing the Shares in the manner provided above, Acorn shall make the payments of the Purchase Price and the Standstill Payment to Seller.

     5. Representations and Warranties of Seller and Koether. Seller and Koether hereby represent and warrant to Acorn as follows:

     (a) Seller has full limited partnership right, power and authority to enter into and perform this Agreement, and the execution and delivery of this Agreement by Seller and the performance of its obligations hereunder have been duly authorized by all requisite partnership action on the part of Seller;

     (b) as of the date hereof, the only shares of Company Common Stock owned, directly or indirectly, beneficially, of record or otherwise, by Seller (including any of its affiliates, successors, assigns and partners; collectively with Seller, the "Seller Affiliates") and/or Koether (including any member of his immediate family; collectively with Koether, the "Koether Affiliates") are the 1,300,000 Shares, and none of the Seller Affiliates or the Koether Affiliates has any right, option, commitment or agreement to acquire, directly or indirectly, any shares of Company Common Stock (other than the Shares) or any security convertible, exchangeable or exercisable for any shares of Company Common Stock;

     (c) Seller is the sole beneficial owner of all of the Shares and owns all of the Shares free and clear of any Liens;

     (d) this Agreement is a valid and binding obligation of each of Seller and Koether, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors and secured parties or by general equitable principles; and

     (e) the execution, delivery and performance of this Agreement and the transactions contemplated hereby by Seller and Koether will not constitute a breach, default or violation under any judgment, decree or order, or any agreement, instrument or partnership governance document to which either of them is a party or is otherwise subject.

     6. Representations and Warranties of Acorn. Acorn hereby represents and warrants to Seller and Koether as follows:

     (a) Acorn has full corporate power and authority to enter into and perform this Agreement, and the execution and delivery of this Agreement by Acorn and the performance of its obligations hereunder have been duly authorized by all requisite corporate action;

     (b) this Agreement is a valid and binding obligation of Acorn, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors and secured parties or by general equitable principles; and

     (c) the execution, delivery and performance of this Agreement and the transactions contemplated hereby by Acorn will not constitute a breach, default or violation under any judgment, decree or order, or any agreement, instrument or corporate governance document to which it is a party or is otherwise subject.

     7. Covenants of Seller Affiliates and Koether Affiliates. During the period commencing on the date hereof and continuing through the seventh anniversary of the date hereof, Seller and Koether shall not, and shall cause the other Seller Affiliates and Koether Affiliates not to, without the prior written consent of Acorn (which consent may be withheld in the sole discretion of Acorn), at any time take any action which is reasonably likely to result in any of them:

     (i) acquiring, offering, proposing or agreeing to acquire ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) (the "Exchange Act")), directly or indirectly, of any shares of Company Common Stock or any rights or options of any nature to acquire any shares of Company Common Stock;

     (ii) making, or otherwise participating in, directly or indirectly, any "solicitation" of "proxies" to vote or "consents" in respect of (as such terms are used in Regulation 14A under the Exchange Act) any shares of Company Common Stock, seeking or proposing to encourage or influence any person or entity with respect to the disposition, voting of (or executing consents in respect of) shares, or the refraining from voting of, shares of Company Common Stock on any matter, or otherwise soliciting shareholders of Acorn for or against the approval of one or more shareholder proposals or inducing or attempting to induce any other person or entity to initiate or oppose any shareholder proposal;

     (iii) forming, joining or in any way participating in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any shares of Company Common Stock;

     (iv) otherwise acting, alone or in concert with others, to seek, directly or indirectly, to control or influence the management, the Board of Directors or the policies of Acorn; or

     (v) entering into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing.

     8. Mutual Releases.

     (a) Release by Seller and Koether. Each of the Seller Affiliates and the Koether Affiliates (collectively, the "Seller Releasors") hereby releases, acquits and discharges Acorn and its present and former agents, affiliates, attorneys, employees, officers, directors, shareholders, successors, predecessors and assigns (collectively, the "Acorn Releasees") from and against any and all claims (known, unknown, contingent or otherwise), actions, causes of action, suits, liabilities, demands, costs, expenses, attorneys' fees, debts, sums of money, reckonings, covenants, contracts, damages, judgments, demands and obligations whatsoever in law or at equity against the Acorn

Releasees, which the Seller Releasors ever had, now have or hereafter can, shall or may have for, upon or by reason of any matter, cause or thing whatsoever, including, without limitation, in connection with or relating to their status as a shareholder of Acorn (both directly and derivatively on behalf of Acorn), from the beginning of time to the day and date of this Agreement, excluding, however, any matter arising under this Agreement or with respect to the transactions contemplated hereby (all such matters, except as specifically excluded, are hereinafter referred to as "Seller Claims").

     (b) Release by Acorn. Acorn, on behalf of itself and its parents, subsidiaries, affiliates, divisions and its officers, directors, employees and shareholders (solely in their capacities as such) and each of their respective predecessors, heirs, executors, administrators and assigns (collectively, the "Acorn Releasors") hereby releases, acquits and discharges Seller, Koether, the Seller Affiliates, the Koether Affiliates and their respective present and former agents, affiliates, attorneys, employees, officers, directors, partners, successors, predecessors, heirs, executors, administrators and assigns (collectively, the "Seller Releasees") from and against any and all claims (known, unknown, contingent or otherwise), actions, causes of action, suits, liabilities, demands, costs, expenses, attorneys' fees, debts, sums of money, reckonings, covenants, contracts, damages, judgments, demands and obligations whatsoever in law or at equity against the Seller Releasees, which the Acorn Releasors ever had, now have or hereafter can, shall or may have for, upon or by reason of any matter, cause or thing whatsoever from the beginning of time to the day and date of this Agreement, excluding, however, any matter arising under this Agreement or with respect to the transactions contemplated hereby (all such matters, except as specifically excluded, are hereinafter referred to as "Acorn Claims").

     9. Indemnification.

          9.1. By the Seller Releasors. The Seller Releasors, jointly and severally, agree that if they or any of them hereafter commence, join in, or in any manner seek relief through any suit arising out of, based upon, or relating to any Seller Claim released hereunder, or in any manner assert against the Acorn Releasees, or any of them, any Seller Claim released hereunder, then the Seller Releasors shall pay to the Acorn Releasees, or any of them, in addition to any other damages caused to the Acorn Releasees thereby, all attorneys' fees incurred by the Acorn Releasees in defending or otherwise responding to said suit or Seller Claim.

          9.2. By the Acorn Releasors. The Acorn Releasors, jointly and severally, agree that if they or any of them hereafter commence, join in, or in any manner seek relief through any suit arising out of, based upon, or relating to any Acorn Claim released hereunder, or in any manner assert against the Seller Releasees, or any of them, any Acorn Claim released hereunder, then the Acorn Releasors shall pay to the Seller Releasees, or any of them, in addition to any other damages caused to the Seller Releasees thereby, all attorneys' fees incurred by the Seller Releasees in defending or otherwise responding to said suit or Acorn Claim.

          9.3. By Acorn. Acorn agrees to indemnify and hold harmless each of Koether, Seller, the Koether Affiliates and the Seller Affiliates (the "Seller Parties") against, and to reimburse the Seller Parties on written demand with respect to, any and all losses, liabilities, obligations, suits, proceedings, demands, judgments, damages, claims, expenses and costs (including, without limitation, reasonable fees, expenses and disbursements of counsel) which any of them may suffer, incur or pay ("Losses"), by reason of any legal action or suit instituted by any third party (including, without limitation, a legal action or suit instituted by any shareholder of Acorn, whether or not it is brought in the name or on behalf of himself, all shareholders of Acorn or Acorn) challenging in any respect this Agreement or the transactions contemplated hereby. The foregoing indemnity shall not apply to or cover any legal action or suit instituted or initiated, directly or indirectly, by any of the Seller Parties. None of the Seller Parties shall compromise or settle any legal action or suit challenging this Agreement or the transactions contemplated hereby (and the Seller Parties shall give prompt written notice thereof to Acorn) without the prior written consent of Acorn, which consent may not be unreasonably withheld or delayed. Acorn shall not settle or compromise any claim by a third party involving the Seller Parties and challenging this Agreement or the transactions contemplated hereby (and Acorn shall give Seller and Koether prompt written notice thereof) without the consent of the Seller Parties, which consent may not be unreasonably withheld or delayed; provided, however, that no consent shall be necessary if the Seller Parties shall be completely released from all Losses in respect of such claim. The maximum liability of Acorn for any Losses incurred by the Seller Parties and for which the Seller Parties would otherwise be entitled to indemnification hereunder shall not exceed the sum of the Purchase Price and the Standstill Payment.

     10. Miscellaneous.

          10.1. Waiver and Amendment. Any provision of this Agreement may be waived at any time only by the party which is entitled to the benefits thereof. This Agreement may not be amended or otherwise modified except with the consent of all the parties hereto. No such waiver, amendment or modification shall be effective unless in writing and signed by the party or parties sought to be bound thereby.

          10.2. Entire Agreement. This Agreement contains the entire agreement among Acorn, Seller and Koether with respect to the subject matter hereof, and this Agreement supersedes all prior agreements or understandings between the parties with respect to such subject matter.

          10.3. Applicable Law.    This  Agreement  shall  be  governed  by  and
construed and enforced in accordance with the laws of the State of New York without giving effect to conflict of laws principles thereof.

          10.4. Headings. The headings herein are for convenience and reference only and shall not affect in any way the meaning or interpretation of this Agreement.

          10.5. Specific Performance. Seller and Koether hereby acknowledge that Acorn will be irreparably harmed and that there will be no adequate remedy of law for any violation of any of the covenants and agreements contained in Section 7 of this Agreement. It is accordingly agreed that, in addition to any other remedies which may be available upon the breach of such covenants or agreements, Acorn shall have the right to obtain injunctive relief to restrain any breach or threatened breach of, or otherwise to obtain specific performance of, the covenants or agreements contained in Section 7 of this Agreement. If Acorn shall be successful in obtaining any injunctive relief, including specific performance, Seller and Koether shall promptly reimburse Acorn for all court costs, and reasonable attorneys' fees and expenses incurred in seeking and obtaining such relief.

          10.6. Third Party Beneficiaries.   Except  as  otherwise  provided  in
Sections 8 and 9 hereof, this Agreement
is not intended to confer on any person other than the parties hereto any rights or remedies hereunder.

          10.7. Notices. All notices or other communications hereunder shall be in writing and shall be deemed to have been duly given on the date delivered if delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows (or to such other address as any party may designate):

                           If to Acorn, to:

                           Acorn Holding Corp.
                           100 Park Avenue, 23rd Floor
                           New York, New York 10017
                           Attn: Stephen A. Ollendorff
                                   Chief Executive Officer

                           with a copy to:

                           Stephen R. Connoni, Esquire
                           Hertzog, Calamari & Gleason
                           100 Park Avenue
                           New York, New York 10017

                           If to Seller or Koether, to:
                           Asset Value Fund Limited Partnership
                           376 Main Street
                           P.O. Box 74
                           Bedminster, New Jersey 07921

                           with a copy to:

                           Stephen L. Ratner, Esquire
                           Rosenman & Colin LLP
                           575 Madison Avenue
                           New York, New York 10022

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement.

                                          ACORN HOLDING CORP.



                                          By:/s/ Stephen A. Ollendorff
                                             -----------------------------------
                                             Stephen A. Ollendorff
                                             Chief Executive Officer



                                          ASSET VALUE FUND LIMITED PARTNERSHIP


                                          By:      ASSET VALUE MANAGEMENT, INC.,
                                                     General Partner


                                          By:/s/ Paul O. Koether
                                             -----------------------------------
                                             Name:  Paul O. Koether
                                             Title: President


                                             /s/ Paul O. Koether
                                             -----------------------------------
                                             Paul O. Koether